

December 22, 2021

Peter Klamka
Chief Executive Officer
Cordia Corporation
401 Ryland St
Reno, NV 89502

> **Re: Cordia Corporation**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed December 13, 2021**
> **File No. 024-11655**

Dear Mr. Klamka:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 20, 2021 letter.

Offering Statement on Form 1-A

The Offering, page 5

1.   We note your response to prior comment 1. You continue to disclose that the "offering price will not remain fixed for the duration of the Offering". At-the-market offerings are not permitted under Regulation A. Please revise throughout the offering statement to fix the price for the duration of the offering. To the extent you choose to change the price during the offering to another fixed price, please confirm that you will do so by means of a supplement or post-qualification amendment, as appropriate. Refer to Rule 251(d)(3)(ii) of Regulation A.

Peter Klamka
Cordia Corporation
December 22, 2021
Page 2

Certain Relationships and Related Transactions and Director Independence, page 32

2.   We note your disclosure that the "company has received advances totaling $12,010 from Peter Klamka" which appears inconsistent with your financial statements as of September 30, 2021. Please update to indicate whether the note has been repaid.

Exhibits

3.   Please file your agreement with Leonite Fund 1 LLC as an exhibit or tell us why it is not required. Refer to Item 17 of Form 1-A.

    Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Jonathan Leinwand